COHEN & STEERS SELECT PREFERRED AND INCOME FUND, INC.

280 PARK AVENUE

NEW YORK, NEW YORK 10017

November 18, 2010

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Mr. Keith A. O’Connell, Esq.

Re:	Cohen & Steers Select Preferred and Income Fund, Inc. (the “Fund”)

Registration Statement on Form N-2 (File Nos. 333-168898; 811-22455)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the Fund hereby requests acceleration of the effective date of the above-referenced Registration Statement to as soon as may be practicable on November 23, 2010.

The acceleration request of the representative of the underwriters, Wells Fargo Securities, LLC, which also will include certain information regarding the distribution of the Fund’s Preliminary Prospectus, dated October 25, 2010, will be delivered to you by separate letter.

Very truly yours,

COHEN & STEERS SELECT PREFERRED AND INCOME FUND, INC.

By:	/s/ Tina M. Payne
Name: Tina M. Payne
Title: Assistant Secretary